FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of MARCH, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date    March 8, 2001                By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                       [HILTON PETROLEUM LTD. LETTERHEAD]


      HILTON PETROLEUM CLOSES SALE OF ENSERCH PROPERTIES TO EXCO RESOURCES

BAKERSFIELD,  CA - MARCH 8, 2001 -- Hilton  Petroleum Ltd.  (CDNX:  HTP / OTCBB:
HTPTF) is pleased to announce that it has closed its purchase and sale agreement with Exco Resources Inc., a Texas-based oil and gas producer, for the sale of certain of its properties, known as the Enserch properties, located primarily in Texas and Oklahoma.

"The sale of the Enserch properties will help to minimize shareholder dilution until such time as revenue from production begins to pay for the ongoing exploration and development at East Lost Hills," says Hilton Chairman Don Busby. "We can now focus on an aggressive drilling program over the next year."

Hilton Petroleum sold the properties, with an effective date of January 1, 2001, for a price of approximately CDN $22.8 million, subject to normal purchase adjustments. Hilton Petroleum has paid in full its existing credit facility with Bank One and closed out its hedge position on forward sales of 70,000 mmbtu per month for March through July 2001. The net proceeds to the Company, from the sale, are approximately CDN $5.94 million. A portion of these proceeds, approximately CDN $1.22 million, are not immediately available to the Company but are withheld, subject to the completion of certain post-closing procedural matters. As previously announced the net proceeds from this sale will be utilized to fund exploration in California and for working capital.

At the East Lost Hills project in California, production testing of the Berkley #2 well should commence by Monday, March 12th, 2001. As at March 7, 2001 the Berkley #3 well was at a depth of 20,375 feet and the Berkley #4 well was at a depth of 15,370 feet.

Hilton Petroleum Ltd. is a Canadian company engaged in exploration, development and production of natural gas and crude oil. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTC BB: HTPTF). Additional information about Hilton can be found at its Internet Web site: WWW.HILTONPETROLEUM.COM; or by contacting Des O'Kell in Canada at 1-888-303-3361 or Bob Jordan in the United States at 1- 888-948-0075 or hilton@mdcgroup.com.

ON BEHALF OF THE BOARD

"Don Busby",
Chairman & CEO

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although Hilton Petroleum Ltd. believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it gives no assurance that its expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.